October 4, 2018

Michael J. Biehler, Esq.
Vice President, Chief Legal Officer & Secretary
Tops Markets, LLC
PO Box 1027
Buffalo, NY 14240-1027

       Re: Tops Markets, LLC
           Application on Form T-3
           Filed October 1, 2018
           File No. 022-29065

Dear Mr. Biehler, Esq.:

       This is to advise you that we have not reviewed and will not review your application.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939, the Securities Act of 1933, and the
Securities Exchange Act of 1934.

       Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Consumer Products